      Information contained herein is subject to completion or amendment.

                                                Filed Pursuant to Rule 424(b)(5)
                                                File No.: 333-45603

                   SUBJECT TO COMPLETION, DATED MAY 21, 1999

PRICING SUPPLEMENT
(To Prospectus Dated March 12, 1998)                                May   , 1999
--------------------------------------------------------------------------------
LOGO
                                  $400,000,000

                             HOMESIDE LENDING, INC.
                                   % NOTES DUE 2004

--------------------------------------------------------------------------------

     The Notes will mature on                    . We will pay interest on the
Notes semiannually on                 and                 , beginning
                      , 1999. The Notes are not subject to redemption at the option of HomeSide Lending, Inc. or repayment at the option of the holders thereof prior to maturity and will not be subject to any sinking fund. The Notes represent senior unsecured obligations of HomeSide Lending.

     INVESTING IN THE NOTES INVOLVES CERTAIN RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE 16 OF THE ACCOMPANYING PROSPECTUS.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined this Pricing Supplement or the related Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                                         PUBLIC            UNDERWRITING        PROCEEDS TO
                                     OFFERING PRICE         DISCOUNTS            ISSUER
                                     --------------        ------------        -----------
Per Note...........................       %                     %                   %
Total..............................   $                    $                   $

     Interest on the Notes will accrue from                       , 1999 to the
date of delivery.

     The Underwriters are offering the Notes subject to various conditions. The Underwriters expect to deliver the Notes, in book-entry form only, to purchasers
through The Depository Trust Company on or about June   , 1999.

WARBURG DILLON READ LLC
                BANC OF AMERICA SECURITIES LLC
                                CHASE SECURITIES INC.
                                             MERRILL LYNCH & CO.
                                                        J.P. MORGAN & CO.

     You should rely only on the information contained or incorporated by reference in this Pricing Supplement and the accompanying Prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this Pricing Supplement and the accompanying Prospectus is accurate as of their dates. Our business, financial condition, results of operations and prospects may have changed since then.

                               TABLE OF CONTENTS

                                                              PAGE
                                                              -----
                     PRICING SUPPLEMENT
Use of Proceeds.............................................   PS-3
Selected Consolidated Financial Information.................   PS-4
Description of Notes........................................   PS-5
United States Federal Income Tax Considerations.............   PS-6
Supplemental Plan of Distribution...........................   PS-9

                         PROSPECTUS
Available Information.......................................      2
Incorporation of Certain Documents by Reference.............      3
Prospectus Summary..........................................      4
Risk Factors................................................     16
HomeSide....................................................     23
Use of Proceeds.............................................     25
Selected Consolidated Financial Information.................     26
Management's Discussion and Analysis of Financial Condition
  and Results of Operations.................................     32
Industry Overview...........................................     55
Business....................................................     58
Management..................................................     78
Security Ownership of Certain Beneficial Owners and
  Management................................................     87
Description of Certain Indebtedness.........................     87
Description of the Parent Notes.............................     90
Description of Notes........................................     92
United States Federal Income Tax Considerations.............    113
Plan of Distribution........................................    120
Legal Matters...............................................    121
Experts.....................................................    121
Index to Financial Statements...............................    F-1

                                USE OF PROCEEDS

     We will use approximately $100 million of the net proceeds (estimated to be
$       million) from the sale of the Notes offered hereby to finance the acquisition of the mortgage servicing assets of First Chicago National Bank. The mortgage servicing rights to be acquired relate to mortgage loans of approximately $18 billion. The total purchase consideration for the acquisition is approximately $128 million. The balance of the net proceeds will be used for working capital and general corporate purposes.

                  SELECTED CONSOLIDATED FINANCIAL INFORMATION

     The selected interim and annual consolidated financial and operating information of "HomeSide Lending" set forth below should be read in conjunction with, and is qualified in its entirety by reference to, the Consolidated Financial Statements and the notes thereto included elsewhere in or incorporated by reference in the accompanying Prospectus. All information after February 10, 1998 and for the periods beginning after February 10, 1998 refers to HomeSide Lending after its acquisition by National Australia Bank, Ltd. (the "National"). All information as of or before February 10, 1998 and for the periods ending prior to February 11, 1998 ("HomeSide Lending -- Predecessor Company") is for HomeSide Lending prior to its acquisition by the National. The consolidated operating results for HomeSide Lending -- Predecessor Company for the period September 1, 1997 to February 10, 1998 and for HomeSide Lending for the periods October 1, 1998 to March 31, 1999 and February 11, 1998 to March 31, 1998 and the consolidated balance sheet date at March 31, 1999 are unaudited but, in the opinion of management, contain all material adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation; such results of operations are not necessarily indicative of results to be expected for the full year. The consolidated operating results of HomeSide Lending Predecessor Company for the periods March 16, 1996 to February 29, 1997, March 1, 1997 to February 10, 1998 and for HomeSide Lending for the period February 11, 1998 to September 30, 1998 and the consolidated balance sheet data at February 10, 1998 and September 30 1998 are derived from, and are qualified by reference to, the audited consolidated financial statements incorporated by reference in the accompanying Prospectus and should be read in conjunction with those financial statements and notes thereto.

                                                                                                     HOMESIDE LENDING
                                                                                                        PREDECESSOR
                                            HOMESIDE LENDING                       HOMESIDE               COMPANY
                                           PREDECESSOR COMPANY                     LENDING          -------------------
                               -------------------------------------------   --------------------     FOR THE PERIOD
                                  FOR THE PERIOD         FOR THE PERIOD         FOR THE PERIOD             FROM
                                       FROM                   FROM                   FROM            SEPTEMBER 1, 1997
                                  MARCH 16, 1996         MARCH 1, 1997       FEBRUARY 11, 1998 TO           TO
                               TO FEBRUARY 29, 1997   TO FEBRUARY 10, 1998    SEPTEMBER 30, 1998     FEBRUARY 10, 1998
                               --------------------   --------------------   --------------------   -------------------
                                                                (DOLLARS IN THOUSANDS)
CONSOLIDATED STATEMENT OF
  OPERATIONS DATA:
Revenues:
Mortgage servicing fees......       $ 308,906              $ 393,292              $ 312,678              $ 192,475
Amortization of mortgage
  servicing rights...........        (153,694)              (207,508)              (189,881)              (106,190)
                                    ---------              ---------              ---------              ---------
Net servicing revenue........         155,212                185,784                122,797                 86,285
Interest income..............          81,507                 97,050                 99,749                 51,166
Interest expense.............         (66,833)               (81,770)               (62,476)               (43,897)
                                    ---------              ---------              ---------              ---------

Net interest revenue.........          14,674                 15,280                 37,273                  7,269
Net mortgage origination
  revenue....................          66,073                 85,206                 79,149                 46,696
Other income.................             682                  1,671                 11,028                    634
                                    ---------              ---------              ---------              ---------
        Total revenues.......         236,641                287,941                250,277                140,884
Expenses:
Salaries and employee
  benefits...................          72,976                 75,419                 73,983                 36,167
Occupancy and equipment......          11,770                 15,447                 13,107                  7,820
Servicing losses on investor-
  owned loans and foreclosure
  related expenses...........          17,934                 21,974                 21,202                 11,465
Goodwill amortization........             150                    592                 22,283                    283
Other expenses...............          40,616                 37,639                 39,156                 18,480
                                    ---------              ---------              ---------              ---------
        Total expenses.......         143,446                151,071                169,731                 74,185
Income before income taxes...          93,195                136,870                 80,541                 66,699
Income tax expense...........          37,278                 53,379                 40,101                 26,010
                                    ---------              ---------              ---------              ---------
Net income...................       $  55,917              $  83,491              $  40,440              $  40,689
                                    =========              =========              =========              =========
OTHER DATA:
Ratio of earnings to fixed
  charges....................            2.36                   2.65                   2.26                   2.49


                                            HOMESIDE LENDING
                               ------------------------------------------
                               FOR THE PERIOD FROM
                                FEBRUARY 11, 1998     FOR THE SIX MONTHS
                                TO MARCH 31, 1998    ENDED MARCH 31, 1999
                               -------------------   --------------------
CONSOLIDATED STATEMENT OF
  OPERATIONS DATA:
Revenues:
Mortgage servicing fees......       $ 63,585               $276,734
Amortization of mortgage
  servicing rights...........        (36,976)               179,066)
                                    --------               --------
Net servicing revenue........         26,609                 97,668
Interest income..............         18,290                 96,598
Interest expense.............        (13,629)               (62,301)
                                    --------               --------
Net interest revenue.........          4,661                 34,297
Net mortgage origination
  revenue....................         14,269                 79,925
Other income.................            619                  2,513
                                    --------               --------
        Total revenues.......         46,158                214,403
Expenses:
Salaries and employee
  benefits...................         14,630                 68,328
Occupancy and equipment......          2,394                 13,144
Servicing losses on investor-
  owned loans and foreclosure
  related expenses...........          1,823                 18,643
Goodwill amortization........          4,870                 17,453
Other expenses...............          8,033                 31,943
                                    --------               --------
        Total expenses.......         31,750                149,511
Income before income taxes...         14,408                 64,892
Income tax expense...........          7,518                 32,115
                                    --------               --------
Net income...................       $  6,890               $ 32,777
                                    ========               ========
OTHER DATA:
Ratio of earnings to fixed
  charges....................           2.01                   2.02

                                                                   HOMESIDE            HOMESIDE
                                                                   LENDING             LENDING
                                                              ------------------    --------------
                                                                      AT                  AT
                                                              SEPTEMBER 30, 1998    MARCH 31, 1999
                                                              ------------------    --------------
                                                                     (DOLLARS IN THOUSANDS)
Selected Balance Sheet Data:
Mortgage loans held for sale................................      $2,048,989          $1,849,792
Mortgage servicing rights...................................       1,766,214           2,813,128
Total assets................................................       5,720,155           6,205,216
Notes payable...............................................       2,749,000           3,033,200
Long-term debt..............................................       1,185,926           1,185,287
        Total liabilities...................................       4,364,647           4,854,132
        Total stockholder's equity..........................       1,355,508           1,351,084

                              DESCRIPTION OF NOTES

     The following summaries of certain provisions of the Notes do not purport to be complete and are qualified in their entirety by reference to the actual provisions of the Notes. The particular terms of the Notes contained herein supplement, and, to the extent inconsistent therewith, replace, the description of the general terms and provisions of the Medium-Term Notes as set forth and described in the accompanying Prospectus, to which description reference is hereby made.

     The      % Notes due                , 2004 (the "Notes") are Fixed Rate
Notes (as defined in the accompanying Prospectus) and are part of the Medium-Term Note series of HomeSide Lending described in the accompanying Prospectus. The Notes will be issued under an Indenture, dated as of May 15, 1997 (the "Indenture"), between HomeSide Lending and The Bank of New York, as trustee (the "Trustee"). The following summaries of certain provisions of the Notes and the Indenture do not purport to be complete and are qualified in their entirety by reference to the actual provisions of the Notes and the Indenture, including the definitions therein of certain terms.

     The Indenture does not limit the aggregate principal amount of Notes that we may issue thereunder and we may, from time to time, without the consent of the holders of the Notes, provide for the issuance of additional Notes or other debt securities under the Indenture in addition to the Notes offered hereby. The bank credit agreement, dated January 31, 1997, as further amended as of September 30, 1997 and December 31, 1997 (the "Bank Credit Agreement"), and an indenture relating to outstanding debt of the Parent contain certain covenants limiting HomeSide Lending's ability to incur indebtedness. See "Description of Certain Indebtedness", "Description of the Parent Notes" and "Description of Notes -- General" in the accompanying Prospectus.

     The Notes will be unsecured and unsubordinated obligations of HomeSide Lending and will rank equally with other unsecured and unsubordinated indebtedness of HomeSide Lending, but will be effectively subordinated to all present and future secured indebtedness of HomeSide Lending as to the assets of HomeSide Lending securing such indebtedness and to the claims of creditors of HomeSide Lending's subsidiaries as to the assets of those subsidiaries. As of March 31, 1999, HomeSide Lending had total outstanding indebtedness of $4.2 billion, none of which was secured, consisting of $1.2 billion of Medium--Term Notes outstanding under the Indenture, $1.8 billion outstanding under HomeSide Lending's Credit Agreement with the National and $1.3 billion outstanding under HomeSide Lending's commercial paper program. As of March 31, 1999 there was no outstanding indebtedness under the Bank Credit Agreement. Under certain circumstances, amounts outstanding under the Bank Credit Agreement become secured obligations. See "Description of Certain Indebtedness -- Bank Credit Agreement" in the accompanying Prospectus.

     Interest on the Notes will be payable semiannually on           and
          of each year (each, an "Interest Payment Date"), commencing on to the persons in whose names the Notes are registered at the close of
business on the preceding           or           (each, a "record date"), as the
case may be (whether or not a Business Day, as defined below). The Notes will bear interest at the rate per annum shown on the cover of this Pricing
Supplement from                     or from the most recent date to which
interest has been paid or duly made available for payment to, but excluding, the applicable Interest Payment Date or the maturity date, as the case may be. Interest payable at maturity will be payable to the persons to whom principal shall then be payable. Interest on the Notes will be computed on the basis of a 360-day year of twelve 30-day months. If an Interest Payment Date or the maturity date of the Notes falls on a day that is not a Business Day, the payment will be made on the next succeeding Business Day as if made on the date such payment was due, and no interest will accrue on such payment for the period from and after such Interest Payment Date or the maturity date, as the case may be, to the date of such payment on the next succeeding Business Day. "Business Day" means any day, other than a Saturday or Sunday, that is neither a legal holiday nor a day on which banking institutions are authorized or required by law, regulation or executive order to close in The City of New York. The Notes
will mature on                     , may not be redeemed at the option of
HomeSide Lending or repaid at the option of the holders prior to maturity and will not be subject to any sinking fund. See "Description of Notes" in the accompanying Prospectus.

     The Notes will be issued in book-entry form on or about June   , 1999
through the facilities of The Depository Trust Company in New York in minimum denominations of $1,000 and integral multiples thereof. See "Description of Notes -- Book-Entry Notes" in the accompanying Prospectus.

                UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

     The following summary representing the opinion of Hutchins,Wheeler & Dittmar as to the United States Federal income tax consequences of the purchase, ownership and disposition of the Notes is based upon laws, regulations, rulings and decisions now in effect, all of which are subject to change (including changes in effective dates) or possible differing interpretations. It deals only with Notes held as capital assets and does not purport to deal with persons in special tax situations, such as financial institutions, insurance companies, regulated investment companies, dealers in securities or currencies, persons holding Notes as a hedge against currency risks or as a position in a "straddle" for tax purposes, or persons whose functional currency is not the United States dollar. It also does not deal with holders other than original purchasers (except where otherwise specifically noted). Persons considering the purchase of the Notes should consult their own tax advisors concerning the application of United States Federal income tax laws to their particular situations as well as any consequences of the purchase, ownership and disposition of the Notes arising under the laws of any other taxing jurisdiction.

     As used herein, the term "U.S. Holder" means a beneficial owner of a Note that is for United States Federal income tax purposes (i) a citizen or resident of the United States, (ii) a corporation, partnership or other entity created or organized in or under the laws of the United States, any state thereof or the District of Columbia (other than a partnership that is not treated as a United States person under any applicable Treasury regulations), (iii) an estate whose income is subject to United States federal income tax regardless of its source,
(iv) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust, or
(v) any other person whose income or gain in respect of a Note is effectively connected with the conduct of a United States trade or business. Notwithstanding the preceding clause (iv), to the extent provided in regulations, certain trusts in existence on August 20, 1996 and treated as United States persons prior to such date that elect to continue to be so treated also shall be considered U.S. Holders. As used herein, the term "non-U.S. Holder" means a beneficial owner of a Note that is not a U.S. Holder.

U.S. HOLDERS

     Payments of Interest. Payments of interest on a Note generally will be taxable to a U.S. Holder as ordinary interest income at the time such payments are accrued or are received (in accordance with the U.S. Holder's regular method of tax accounting).

     MARKET DISCOUNT. If a U.S. Holder purchases a Note for an amount that is less than its stated redemption price at maturity such U.S. Holder will be treated as having purchased such Note at a "market discount," unless such market discount is less than a specified de minimis amount.

     Under the market discount rules, a U.S. Holder will be required to treat any partial principal payment on, or any gain realized on the sale, exchange, retirement or other disposition of, a Note as ordinary income to the extent of the lesser of (i) the amount of such payment or realized gain or (ii) the market discount which has not previously been included in income and is treated as having accrued on such Note at the time of such payment or disposition. Market discount will be considered to accrue ratably during the period from the date of acquisition to the maturity date of the Note, unless the U.S. Holder elects to accrue market discount on the basis of semiannual compounding.

     A U.S. Holder may be required to defer the deduction of all or a portion of the interest paid or accrued on any indebtedness incurred or maintained to purchase or carry a Note with market discount until the maturity of the Note or certain earlier dispositions, because a current deduction is only allowed to the extent the interest expense exceeds an allocable portion of market discount. A U.S. Holder may elect to include market discount in income currently as it accrues (on either a ratable or semiannual compounding basis), in which case the rules described above regarding the treatment as ordinary income of gain upon the disposition of the Note and upon the receipt of certain cash payments and regarding the deferral of interest deductions will not apply. Generally, such currently included market discount is treated as ordinary interest for United States Federal income tax purposes. Such an election will apply to all debt instruments acquired by the U.S. Holder on or after the first day of the first taxable year to which such election applies and may be revoked only with the consent of the IRS.

     PREMIUM. If a U.S. Holder purchases a Note for an amount that is greater than the sum of all amounts payable on the Note after the purchase date other than payments of qualified stated interest, such U.S. Holder will be considered to have purchased the Note with "amortizable bond premium" equal in amount to such excess. A U.S. Holder may elect to amortize such premium using a constant yield method over the remaining term of the Note and may offset interest otherwise required to be included in respect of the Note during any taxable year by the amortized amount of such excess for the taxable year. However, if the Note may be optionally redeemed after the U.S. Holder acquires it at a price in excess of its stated redemption price at maturity, special rules would apply which could result in a deferral of the amortization of some bond premium until later in the term of the Note. Any election to amortize bond premium applies to all taxable debt instruments acquired by the U.S. Holder on or after the first day of the first taxable year to which such election applies and may be revoked only with the consent of the IRS.

     DISPOSITION OF A NOTE. Except as discussed above, upon the sale, exchange or retirement of a Note, a U.S. Holder generally will recognize taxable gain or loss equal to the difference between the amount realized on the sale, exchange or retirement (other than amounts representing accrued and unpaid interest) and such U.S. Holder's adjusted tax basis in the Note. A U.S. Holder's adjusted tax basis in a Note generally will equal such U.S. Holder's initial investment in the Note increased by any accrued market discount included in income and decreased by the amount of any payments, other than qualified stated interest payments, received and amortizable bond premium taken with respect to such Note. Such gain or loss generally will be long-term capital gain or loss if the Note was held for more than one year. Noncorporate taxpayers are subject to reduced maximum rates on long term capital gains and are generally subject to tax at ordinary income rates on short term capital gains. The deductibility of capital losses is subject to certain limitations. Prospective investors should consult their own tax advisors concerning these tax law provisions.

NON-U.S. HOLDERS

     A non-U.S. Holder will not be subject to United States Federal income taxes on payments of principal, premium (if any) or interest on a Note, unless such non-U.S. Holder is a direct or indirect 10% or greater shareholder of the Company, a controlled foreign corporation related to the Company or a bank receiving interest described in section 881(c)(3)(A) of the Code. To qualify for the exemption from taxation, the last United States payor in the chain of payment prior to payment to a non-U.S. Holder (the "Withholding Agent") must have received in the year in which a payment of interest or principal occurs, or in either of the two preceding calendar years, a statement that (i) is signed by the beneficial owner of the Note under penalties of perjury, (ii) certifies that such owner is not a U.S. Holder and (iii) provides the name and address of the beneficial owner. The statement may be made on an IRS Form W-8 or a substantially similar form, and the beneficial owner must inform the Withholding Agent of any change in the information on the statement within 30 days of such change. If a Note is held through a securities clearing organization or certain other financial institutions, the organization or institution may provide a signed statement to the Withholding Agent. However, in such case, the signed statement must be accompanied by a copy of the IRS Form W-8 or the substitute form provided by the beneficial owner to the organization or institution. The Treasury Department is considering implementation of further certification requirements aimed at determining whether the issuer of a debt obligation is related to holders thereof.

     Final regulations dealing with withholding tax on income paid to foreign persons and related matters (the "New Withholding Regulations") were issued by the Treasury Department on October 6, 1997. The New Withholding Regulations will generally be effective for payments made after December 31, 2000, subject to certain transition rules. Prospective non-U.S. Holders are strongly urged to consult their own tax advisors with respect to the New Withholding Regulations.

     Generally, a non-U.S. Holder will not be subject to Federal income taxes on any amount which constitutes capital gain upon retirement or disposition of a Note, provided the gain is not effectively connected with the conduct of a trade or business in the United States by the non-U.S. Holder. Certain other exceptions may be applicable, and a non-U.S. Holder should consult its tax advisor in this regard.

     The Notes will not be includible in the estate of a non-U.S. Holder unless the individual is a direct or indirect 10% or greater shareholder of the Company or, at the time of such individual's death, payments in respect of the Notes would have been effectively connected with the conduct by such individual of a trade or business in the United States.

BACKUP WITHHOLDING

     Backup withholding of United States Federal income tax at a rate of 31% may apply to payments made in respect of the Notes to registered owners who are not "exempt recipients" and who fail to provide certain identifying information (such as the registered owner's taxpayer identification number) in the required manner. Generally, individuals are not exempt recipients, whereas corporations and certain other entities generally are exempt recipients. Payments made in respect of the Notes to a U.S. Holder must be reported to the IRS, unless the U.S. Holder is an exempt recipient or establishes an exemption. Compliance with the identification procedures described in the preceding section would establish an exemption from backup withholding for those non-U.S. Holders who are not exempt recipients.

     In addition, upon the sale of a Note to (or through) a broker, the broker must withhold 31% of the entire purchase price, unless either (i) the broker determines that the seller is a corporation or other exempt recipient or (ii) the seller provides, in the required manner, certain identifying information and, in the case of a non-U.S. Holder, certifies that such seller is a non-U.S. Holder (and certain other conditions are met). Such a sale must also be reported by the broker to the IRS, unless either (i) the broker determines that the seller is an exempt recipient or (ii) the seller certifies its non-U.S. status (and certain other conditions are met). Certification of the registered owner's non-U.S. status would be made normally on an IRS Form W-8 under penalties of perjury, although in certain cases it may be possible to submit other documentary evidence.

     Any amounts withheld under the backup withholding rules from a payment to a beneficial owner would be allowed as a refund or a credit against such beneficial owner's United States Federal income tax provided the required information is furnished to the IRS.

                       SUPPLEMENTAL PLAN OF DISTRIBUTION

     Subject to the terms and conditions set forth in a distribution agreement (the "Distribution Agreement"), as supplemented by a terms agreement (the "Terms Agreement"), relating to HomeSide Lending's Medium-Term Notes (including the Notes), HomeSide Lending has agreed to sell to each of the Underwriters named below (the "Underwriters"), and each of the Underwriters has severally agreed to purchase, the respective principal amount of the Notes set forth opposite its name below:

                                                              PRINCIPAL AMOUNT
                        UNDERWRITER                               OF NOTES
                        -----------                           ----------------
Warburg Dillon Read LLC.....................................    $
Banc of America Securities LLC..............................
Chase Securities Inc........................................
Merrill Lynch, Pierce, Fenner & Smith Incorporated..........
J.P. Morgan Securities Inc..................................
                                                                ------------
          Total.............................................    $400,000,000
                                                                ============

     In the Distribution Agreement and the Terms Agreement, the several Underwriters have agreed, subject to the terms and conditions set forth therein, to purchase all of the Notes offered hereby if any are purchased.

     The Underwriters have advised HomeSide Lending that they propose to offer the Notes directly to the public at the public offering price set forth on the cover page of this Pricing Supplement, and to certain dealers at such price less
a concession not in excess of .     % of the principal amount per Note. The
Underwriters may allow, and such dealers may reallow, a discount not in excess
of .     % of the principal amount per Note to certain other dealers. After the initial public offering, the public offering price, concession and discount may be changed.

     The Notes are a new issue of securities with no established trading market. HomeSide Lending has been advised by the Underwriters that they intend to make a market in the Notes but are not obligated to do so and may discontinue any market making at any time without notice. The Notes will not be listed on any stock exchange, and there can be no assurance that there will be a secondary market for the Notes or that there will be liquidity in such market if one develops.

     The Underwriters and/or certain of their affiliates have engaged and may in the future engage in various investment banking and/or commercial banking transactions with HomeSide Lending and certain of its affiliates in the ordinary course of business. See "Plan of Distribution" in the accompanying Prospectus.

     HomeSide Lending has agreed to indemnify the several Underwriters against, or to provide contribution with respect to, certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Plan of Distribution" in the accompanying Prospectus.

     The Underwriters are permitted to engage in certain transactions that stabilize the price of the Notes. Such transactions consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of the Notes. If the Underwriters create a short position in the Notes in connection with the offering, i.e., if they sell Notes in an aggregate principal amount exceeding that set forth on the cover page of this Pricing Supplement, the Underwriters may reduce that short position by purchasing Notes in the open market.

     In general, purchases of a security for the purpose of stabilization or to reduce a short position could cause the price of the security to be higher than it might be in the absence of such purchases.

     Neither HomeSide Lending nor any of the Underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the Notes. In addition, neither the Issuer nor any of the Underwriters makes any representation that the Underwriters will engage in such transactions or that such transactions, once commenced, will not be discontinued without notice.

     HomeSide Lending estimates that it will incur offering expenses of
approximately $          .